Megan N. Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

VIA EDGAR
February 16, 2011
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Filing Desk

Re:	Microfluidics International Corporation
Schedule 14D-9 Filed on January 25, 2011
Amendment No. 1 to Schedule 14D-9 Filed on January 31, 2011
File No. 005-35850
Ladies and Gentlemen:
     On behalf of Microfluidics International Corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (the “Amendment”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Commission on January 25, 2011, and amended by Amendment No. 1 filed on January 31, 2011, and Amendment No. 2 filed on February 8, 2011 (the “Schedule 14D-9”). Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated February 2, 2011 from Mellissa Campbell Duru, Special Counsel. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one courtesy copy of the Amendment and one courtesy copy of this letter to Ms. Duru of the Commission.
Schedule 14D-9 Filed on January 25, 2011
Background and Reasons for the Company Board’s Recommendation, page 13
Background of the offer, page 13
1.	Please supplement your disclosure to provide additional material information regarding any discussions amongst the company and its board, Celgene, IDEX and their respective advisors commencing in October 2010 through to the date of execution of the Agreement Concerning Debenture and the Strategic Collaboration Agreement. Refer generally to Item 8 of Schedule 14D-9 and corresponding 1011(b) of Regulation M-A.
The Company has revised the disclosure as set forth on pages 1-4 of the Amendment in response to this comment.
Opinion of America’s Growth Capital, page 24

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
February 16, 2011

2.	Although the analyses undertaken by the advisor are identified, the underlying basis or assumptions are not fully described in the 14D-9. Advise us of the consideration you have given to providing further context to this discussion by summarizing the quantitative and qualitative assumptions underlying the analyses performed. If you revise to include the financial forecasts and/or non-GAAP financial measures that formed the basis of the advisor’s analyses, please present such information in accordance with Rule 100 of Regulation G.
The Company has revised the disclosure as set forth on pages 4-8 of the Amendment in response to this comment. In addition, the Company supplementally advises the Staff that it has made these changes to the disclosure following its consideration both of the Staff’s comment and the requests of the plaintiff in the stockholder litigation described in the Schedule 14D-9 for additional disclosure regarding the quantitative and qualitative assumptions underlying the analyses performed by America’s Growth Capital.
     The Company understands that the Commission may have additional comments after reviewing the Amendment and this letter.
     Attached hereto please find the written acknowledgement from the Company requested by the Commission in the Comment Letter.
     We hope that the above responses and the related revisions included in the Amendment will be acceptable to the Commission. Please do not hesitate to call Jonathan L. Kravetz, Esq. or Megan N. Gates, Esq. of this firm at (617) 542-6000 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

Sincerely,
/s/ Megan N. Gates
Megan N. Gates

cc:
Securities and Exchange Commission
Mellissa Campbell Duru

Microfluidics International Corporation
Michael C. Ferrara
Peter F. Byczko

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Daniel H. Follansbee, Esq.

IDEX Corporation
Frank J. Notaro

Latham & Watkins LLP
Mark D. Gerstein, Esq.
Shaun D. Hartley, Esq.

February 16, 2011
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Filing Desk

Re:	Microfluidics International Corporation Schedule 14D-9 Filed on January 25, 2011 Amendment No. 1 to Schedule 14D-9 filed on January 31, 2011 File No. 005-35850
Ladies and Gentlemen:
     With respect to the above-referenced Schedule 14D-9, Microfluidics International Corporation (the “Company”), hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
MICROFLUIDICS INTERNATIONAL CORPORATION

By: /s/ Michael C. Ferrara
Michael C. Ferrara
President and Chief Executive Officer